

19005799

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FEB 27 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-45502

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 AND ENDING 12/31/2018

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HP Securities Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM I.D. NO.

address

1500 SW 1st Ave- Suite 910

address

Portland	Oregon	97201

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hans Powers (503)719-4681

(Area Code — Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Spicer Jeffries LLP

5251 South Quebec Street- Suite 200	Greenwood Village	CO	80111
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

X Certified Public Accountant

❑ Public Accountant

❑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement off acts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ Hans Powers _ swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of____ HP Securities Inc. ___, as of December 31 , 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

_____

_____

_____

_____ Signature

_____ CFO/FINOP

_____ Notary Public

This report ** contains (check all applicable boxes):

☒(a) Facing Page.

X (b) Statement of Financial Condition.

X(c) Statement of Income (Loss).

X(d) Statement of Changes in Financial Condition.

X(e) Statement of Changes in Stockholders Equity of Partners or Sole Proprietors Capital.

❏(f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.

X(g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).

❏(h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

X(i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.

X(j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.

❏(k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation

X(l) An Oath or Affirmation.

❏(m) A copy of the SIPC Supplemental Report.

❏(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

X(o) Independent Auditors' Report on Internal Accounting Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3

HP SECURITIES, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED **DECEMBER 31, 2018**

HP SECURITIES, INC.

CONTENTS



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS
4601 DTC BOULEVARD • SUITE 700
DENVER, COLORADO 80237
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
HP Securities, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of HP Securities, Inc. (the "Company") as of December 31, 2018, the related statements of operations, changes in shareholders' equity and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.



Supplemental Information

The Computation of Net Capital has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5 and Regulation 1.17 of the Commodity Futures Trading Commission. In our opinion, the Computation of Net Capital is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as HP Securities, Inc.'s auditor since 2017.

Denver, Colorado
February 2, 2019

HP SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS

Cash	$	9,781
		-
		9,781

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES:

Commissions payable	$	-
Accounts payable and accrued expenses		2,156
Total liabilities		2,156

CONTINGENCIES (Note 4)

SHAREHOLDERS' EQUITY (Note 2):

Common stock, no par value; 1,000 shares authorized;	
200 shares issued and outstanding	7,500
Additional paid-in capital	26,013
Deficit as of December 31, 2018	(25,889)
Total shareholder's equity	7,624
$	9,781

The accompanying notes are an integral part of this statement.

4

HP SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2018

REVENUE:

Commissions	$	378
Other income		8,999
Total revenue		9,377

EXPENSES:

Commissions	1,000
Clearing costs	1,697
General and administrative	10,025
Rent	11,482
Communications	1,945
Total expenses	26,149

NET LOSS	$	(16,772)

The accompanying notes are an integral part of this statement.

5

HP SECURITIES, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2018

	Common Stock	Additional Paid-In Capital	Deficit
BALANCES, December 31, 2017	$ 7,500	$ 12,837	$ (9,116)
Net loss	-	-	(16,772)
BALANCES, December 31, 2018	$ 7,500	$ 26,013	$ (25,889)

The accompanying notes are an integral part of this statement.

6

HP SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$	(16,772)
Adjustments to reconcile net loss to net cash used in operating activities:		
Decrease in receivable from clearing broker		14,005
Decrease in other assets		-
Decrease in commissions payable		-
Decrease in accounts payable and accrued expenses		(1,190)

CASH FLOWS FROM FINANCING ACTIVITIES

Increase in additional paid in capital	13176
NET INCEASE IN CASH	9,219
CASH, at beginning of year	562
CASH, at end of year	$ 9,781

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

The Company was incorporated in the state of Oregon in December 1992 and is registered as a broker-dealer in securities with the Securities and Exchange Commission. The Company is engaged primarily the sale of securities

Agreement with Clearing Broker

On February 28, 2018, the Company terminated its clearing agreement with its clearing broker. Before the clearing agreement was terminated, the Company, under Rule 15c3-3(k)(2)(ii), was exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Company did not carry or clear customer accounts. Accordingly, all customer transactions were executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provided that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934 (the Act). It also performed all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organization of which the Company is a member.

Subsequent to the termination of the clearing agreement, the Company does not carry or clear customer accounts, and has limited its activities solely to in effecting securities transactions via subscriptions in best efforts underwriting or via private placement and referring securities transactions to other broker-dealers. The Company no longer relies on the exemptions to Rule 15c3-3 of the Securities and Exchange Commission under guidance from the SEC included in Footnote 74 to the Adopting Release for the Rule 17a-5 amendments. We will file an exemption report under the guidance included in Footnote 74 and the Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Question 8).

Statement of Cash Flows

For purposes of cash flows, the Company considers money market funds with a maturity of three months or less to be cash equivalents.

Income Taxes

The financial statements do not include a provision for income taxes because the Company has elected to be taxed as an S Corporation and, accordingly, the Company is not a taxable entity and its owners are taxed on their respective share of the Company's earnings.

The Company is required to determine whether a tax position is more likely than not to be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or

litigation processes, based on the technical merits of the position. The Company files an income tax return in the U.S. federal jurisdiction, and may file income tax returns in various U.S. states. The Company is not subject to income tax return examinations by major taxing authorities for years before 2015. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement. De-recognition of a tax benefit previously recognized results in the Company recording a tax liability that reduces net assets. However, the Company's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof. The Company recognizes interest accrued related to unrecognized tax benefits and penalties related to unrecognized tax benefits in income taxes payable, if assessed. No interest expense or penalties have been recognized as of and for the year ended December 31, 2018.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 -   NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At December 31, 2018, the Company had net capital and net capital requirements of $7,624 and $5,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 0.28 to 1. According to Rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 3 -   FINANCIAL INSTRUMENTS, OFF-BALANCE SHEET RISKS AND CONTINGENCIES

In the normal course of business, the Company conducted client activities ("clients") through its clearing broker involving the execution, settlement, and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client failed to satisfy its obligations, the Company may have been required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

On February 28, 2018, the Company terminated its clearing agreement with its clearing broker and thereafter the Company will not be subject to the off-balance sheet risks detailed in the preceding paragraph.

The Company's financial instruments, including cash, receivables, payables and other liabilities, are carried at amounts which approximate fair value.

NOTES TO FINANCIAL STATEMENTS

NOTE 4 -   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through the date the financial statements were issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

HP SECURITIES, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1
DECEMBER 31, 2018

CREDIT:

Shareholders' equity	$	7,624

DEBITS:

Other Assets		-
Total debits		-

NET CAPITAL | | 7,624

Minimum requirements of 6-2/3% of aggregate indebtedness of
$2,156 or $5,000, whichever is greater | | 5,000

Excess net capital	$	**2,624**

AGGREGATE INDEBTEDNESS:

Commissions payable	$	-
Accounts payable and accrued expenses		2,156

TOTAL AGGREGATE INDEBTEDNESS	$	**2,156**

RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	**0.28**

NOTE: There are no material differences between the above computation of net capital and the corresponding computation as submitted by the Company with the unaudited Form X-17a-5 as of December 31, 2018.



SPICER JEFFRIES LLP

CERTIFIED PUBLIC ACCOUNTANTS

4601 DTC BOULEVARD • SUITE 700

DENVER, COLORADO 80237

TELEPHONE: (303) 753-1959

FAX: (303) 753-0338

www.spicerjeffries.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors of
HP Securities, Inc.

We have reviewed management's statements, included in the accompanying management assertion statement, in which (1) HP Securities, Inc. (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(ii) (the "exemption provisions") through February 28, 2018 and (2) the Company stated that the Company met the identified exemption provisions throughout the period from January 1, 2018 through February 28, 2018 without exception and thereafter under guidance from the Securities Exchange Commission included in Footnote 74 to the Adopting Release for the Rule 17a-5 amendments. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Spicer Jeffries LLP

Denver, Colorado
February 2, 2019



HP SECURITIES, INC.

EXEMPTION REPORT

To Whom It May Concern,

To the best of my knowledge and belief HP Securities Inc. (the "Company"), claimed exemption from possession or control requirements of SEC Rule 15c3-3 under subparagraph (k)(2)(ii) for a part of the fiscal year ended December 31, 2018. This sub paragraph states:

(k)   EXEMPTIONS

(2)   The provisions of this rule shall not be applicable to a broker or dealer:

(ii)   Who, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and who promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of §§ 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer.

On February 28, 2018, HP Securities Inc. terminated our clearing agreement with Wedbush Securities. Thereafter we did not claim an exemption from Rule 15c3-3 under guidance from the SEC included in Footnote 74 to the Adopting Release for the Rule 17a-5 amendments.

According to the FAQ provided by the SEC, we may file an exemption report (and corresponding accountant's report based on an examination of the compliance report) because we do not claim an exemption from Rule 15c3-3, and our business activities are limited to effecting securities transactions via subscriptions and receiving transaction-based compensation for referring securities transactions to other broker-dealers, the requirements listed in the Frequently Asked Questions Concerning the July 30, 2013 Amendments to the Broker-Dealer Financial Reporting Rule (Question 8).

We amended our Membership Agreement with FINRA to qualify us for treatment under Footnote 74 for the remainder of the fiscal year ending December 31, 2018.

The Company met the identified exemption provisions throughout the most recent fiscal year without exception.

Hans Powers- FINOP